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                     April 5, 2024

       Paul J. Lawrence
       Senior Vice President and Chief Financial Officer
       Commercial Metals Company
       6565 N. MacArthur Blvd.
       Irving, TX 75039

                                                        Re: Commercial Metals
Company
                                                            Form 10-K for the
Year Ended August 31, 2023
                                                            File No. 001-04304

       Dear Paul J. Lawrence:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing